

May 13, 2011

Nikolas P. Tsakos
President and Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro, Athens, Greece

> **Re: Tsakos Energy Navigation Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 1-31236**

Dear Mr. Tsakos:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on page 28 that your vessels of the DNA hull-type have shorter length overall, which allows them greater flexibility in the Caribbean, a region generally understood to include Cuba. Also, it appears from your disclosure on page 41 that your vessels may operate on trade routes in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. In addition, we are aware of publicly-available information that one of your chartered tankers was scheduled to call on a port in Syria in March 2010.

   Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information on your contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements for the last three fiscal years and the subsequent interim period. You should also describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries. Finally, you should tell us whether any ships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

2. We are aware of publicly-available information that your vessel, La Prudencia, was chartered in June 2010 to Zhuhai Zhendrong, a company reported to be the largest lifter of Iran's crude oil and a major supplier of gasoline to Iran. Please discuss the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, particularly, but not limited to, Section 102(a)(3)(B)(iii), to your operations, and the impact you anticipate it will have upon your operations.

3. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries since the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance